Filed pursuant to Rule 424(b)(2)
A filing fee of $17,873, calculated in accordance with
Rule 457(r), has been transmitted to the SEC in connection
with 5,750,000 shares of the securities offered from the registration statement
(File No. 333-130196) by means of this prospectus supplement.
A filing fee of $75,011 calculated in accordance with Rule 457(r), was transmitted to the SEC in connection with the remaining 23,000,000 offered by means of this prospectus supplement on June 26, 2006.

Prospectus Supplement to Prospectus dated December 8, 2005

25,000,000 Shares

Chesapeake Energy Corporation

Common Stock

We are offering 25,000,000 shares of common stock to be sold in this offering. We will receive all of the net proceeds from the sale of such common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “CHK.” The last reported sale price of our common stock on June 27, 2006 was $29.05 per share.

See “ Risk Factors” beginning on page S-13 of this prospectus supplement to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$29.05	$726,250,000
Underwriting discounts and commissions	$1.09	$27,250,000
Proceeds, before expenses, to us	$27.96	$699,000,000

The underwriters may also purchase up to an additional 3,750,000 shares of common stock from us at the public offering price less any underwriting discounts and commissions payable by us, if any, within 30 days from the date of this prospectus supplement. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $31,337,500 and the total proceeds, before expenses, to us will be $803,850,000.

The underwriters expect to deliver the shares against payment in New York, New York on June 30, 2006.

Joint Book-Running Managers

Goldman, Sachs & Co.

Banc of America Securities LLC

Bear, Stearns & Co. Inc.

Lehman Brothers

Raymond James

Senior Co-Managers

Citigroup	Credit Suisse	Deutsche Bank Securities
Morgan Stanley		UBS Investment Bank

Co-Managers

Calyon Securities (USA) Inc.	Gilford Securities Incorporated	Howard Weil Incorporated
Jefferies & Company, Inc.	Johnson Rice & Company L.L.C.	Petrie Parkman & Co.
Pritchard Capital Partners, LLC		Simmons & Company International

Prospectus Supplement dated June 27, 2006.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information from this prospectus supplement and the accompanying prospectus, but may not contain all information that may be important to you. This prospectus supplement and the accompanying prospectus include specific terms of this offering, information about our business and financial data. We encourage you to read this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein in their entirety before making an investment decision. Unless otherwise indicated, this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional shares.

Chesapeake

We are the second largest independent producer of natural gas in the United States, and we own interests in approximately 32,000 producing oil and natural gas wells that are currently producing approximately 1.6 bcfe per day, 92% of which is natural gas. Our strategy is focused on discovering, developing and acquiring onshore natural gas reserves in the U.S. east of the Rocky Mountains. Our most important operating area has historically been the Mid-Continent region, which includes Oklahoma, Arkansas, Kansas and the Texas Panhandle. At March 31, 2006, 49% of our proved oil and natural gas reserves were located in the Mid-Continent. During the past four years, we have also built significant positions in various conventional and unconventional plays in the South Texas and Texas Gulf Coast regions, the Permian Basin of West Texas and eastern New Mexico, the Barnett Shale area of North Texas, the Ark-La-Tex area of East Texas and northern Louisiana, the Appalachian Basin in West Virginia, eastern Kentucky, eastern Ohio and southern New York, the Caney and Woodford Shales in southeastern Oklahoma, the Fayetteville Shale in Arkansas and the Barnett and Woodford Shales in West Texas.

As of December 31, 2005, we had 7.5 tcfe of proved reserves, of which 92% were natural gas and all of which were onshore. During 2005, we produced an average of 1.3 bcfe per day, a 30% increase over the 1.0 bcfe per day produced in 2004. For 2005, we generated net income available to common shareholders of $880 million, or $2.51 per fully diluted common share, which was a 64% increase over the prior year.

During the first quarter of 2006, we led the nation in drilling activity with an average utilization of 77 operated rigs and 75 non-operated rigs. Through this drilling activity, we drilled 262 (210 net) operated wells and participated in another 371 (45 net) wells operated by other companies. Our success rate was 97% for operated wells and 98% for non-operated wells. We replaced our 137 bcfe of production with an internally estimated 427 bcfe of new proved reserves for a reserve replacement rate of 312%. Reserve replacement through the drillbit was 184 bcfe, or 135% of production (including 76 bcfe of upward performance revisions and 88 bcfe of downward revisions resulting from oil and natural gas price declines between December 31, 2005 and March 31, 2006), and reserve replacement through acquisitions was 243 bcfe, or 177% of production. As a result, our proved reserves grew by 4% during the first quarter of 2006, from 7.5 tcfe to 7.8 tcfe. Of the 7.8 tcfe, 64% were proved developed reserves.

In the first quarter of 2006, we produced an average of 1.5 bcfe per day, a 31% increase over the 1.2 bcfe per day produced in the first quarter of 2005. During the first quarter of 2006, we generated net income available to common shareholders of $604 million, or $1.44 per fully diluted common share, which was a 300% increase over the first quarter of 2005. Also, in the first quarter we added approximately 700 new employees to support our growth, which increased our total employee base to approximately 3,600 employees at March 31, 2006, and invested $200 million in leasehold (excluding leasehold acquired through acquisitions) and 3-D seismic data, all of which we consider the building blocks of future value creation.

From January 1, 1998 through March 31, 2006, we have been one of the most active consolidators of onshore U.S. natural gas assets, having purchased approximately 6.3 tcfe of proved reserves, at a total cost of approximately $12.2 billion (including $3.4 billion for unproved leasehold, but excluding $891 million of deferred taxes established in connection with certain corporate acquisitions). Excluding the amounts allocated to unproved leasehold and deferred taxes, our acquisition cost per proved mcfe was $1.40 over this time period. During 2006, we have been especially active in the acquisitions market. Acquisition expenditures totaled $1.9 billion (including $1.1 billion for unproved leasehold), pro forma for our pending acquisitions. Through these acquisitions, we will have acquired an internally estimated 404 bcfe of proved oil and natural gas reserves.

On June 5, 2006, we announced that we had entered into an agreement to acquire from Four Sevens Oil Co. Ltd. and its equal equity partner, Sinclair Oil Corporation (collectively referred to as “Four Sevens/Sinclair”), 39,000 net acres of Barnett Shale leasehold, 30 mmcf of current natural gas production and $55 million of midstream natural gas assets for $845 million in cash. We also announced that we acquired or agreed to acquire an additional 28,000 net acres of prospective Barnett Shale leasehold, primarily in Johnson and Tarrant Counties, Texas, from various additional sellers for $87 million. Please see “—Recent Developments—Pending Acquisitions.”

We intend to use the net proceeds from this offering, together with the net proceeds from our concurrent public offering of senior notes and our concurrent public offering of preferred stock, to fund the purchase price for our pending acquisitions discussed above, to pay related fees and expenses, to repay outstanding indebtedness under our revolving bank credit facility and for general corporate purposes. Please see “Use of Proceeds.” There is no assurance, however, that these acquisitions will close, or close without material adjustment, as scheduled. Neither this offering nor our concurrently announced proposed public offerings of senior notes and preferred stock are conditioned upon the closing of these acquisitions. Our pending acquisitions are not conditioned upon the closing of any of these offerings.

Our executive offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is (405) 848-8000.

Business Strategy

Since our inception in 1989, Chesapeake’s goal has been to create value for investors by building one of the largest onshore natural gas resource bases in the United States. For much of the past eight years, our strategy to accomplish this goal has been to build a dominant operating position in the Mid-Continent region, the third largest natural gas supply region in the U.S. In building our industry-leading position in the Mid-Continent, we have integrated an aggressive and technologically advanced drilling program with an active property consolidation program focused on small to medium-sized corporate and property acquisitions. In 2002, we began expanding our focus from the Mid-Continent to other regions where we believed we could extend our successful strategy. To date, those areas have included the South Texas and Texas Gulf Coast regions, the Permian Basin of West Texas and eastern New Mexico, the Barnett Shale area of North Texas, the Ark-La-Tex area of East Texas and northern Louisiana, the Appalachian Basin in West Virginia, eastern Kentucky, eastern Ohio and southern New York, the Caney and Woodford Shales in southeastern Oklahoma, the Fayetteville Shale in Arkansas and the Barnett and Woodford Shales in West Texas. We believe significant elements of our successful Mid-Continent strategy of acquisition, exploitation, extension and exploration have been or will be successfully transferred to these areas.

Key elements of this business strategy are further explained below:

Make High-Quality Acquisitions.    Our acquisition program is focused on acquisitions of natural gas properties that offer high-quality, long-lived production and significant development and high potential deep drilling opportunities. From January 1, 1998 through March 31, 2006 and pro forma for our pending acquisitions, we have purchased approximately 6.3 tcfe of proved reserves, at a total cost of approximately $12.2 billion (including $3.4 billion for unproved leasehold, but excluding $891 million of deferred taxes established in connection with certain corporate acquisitions). Excluding the amounts allocated to unproved leasehold and deferred taxes, our acquisition cost per proved mcfe was $1.40 over this time period. The vast majority of these acquisitions either increased our ownership in existing wells or fields or added additional drilling locations in our focused operating areas. Because these operating areas contain many smaller companies seeking liquidity opportunities and larger companies seeking to divest non-core assets, we expect to continue to find additional attractive acquisition opportunities in the future.

Grow through the Drillbit.    One of Chesapeake’s most distinctive characteristics is our ability to increase reserves and production through the drillbit. We are currently utilizing 87 operated drilling rigs and 81 non-operated drilling rigs to conduct the most active drilling program in the United States. We focus both on finding significant new natural gas reserves and developing existing proved reserves, principally at deeper depths than the industry average. For the past seven years, we have been actively investing in leasehold, 3-D seismic information and human capital to be able to take advantage of the favorable drilling economics that exist today. While we believe U.S. natural gas production has declined during the past five years, we are one of the few large-cap companies that have been able to increase production, which we have successfully achieved for the past 16 consecutive years and 19 consecutive quarters. We believe key elements of the success and scale of our drilling programs have been our early recognition that natural gas prices were likely to move higher in the U.S. in the post-1999 period accompanied by our willingness to proactively hire new employees and to build the nation’s largest onshore leasehold and 3-D seismic inventories, all of which are the building blocks of a successful large-scale drilling program.

Build Regional Scale.    We believe one of the keys to success in the natural gas exploration industry is to build significant operating scale in a limited number of operating areas that share many similar geological and operational characteristics. Achieving such scale provides many benefits, the most important of which are higher per unit revenues, lower per unit operating costs, greater rates of drilling success, higher returns from more easily integrated acquisitions and higher returns on drilling investments. We first began pursuing this focused strategy in the Mid-Continent in late 1997 and we are now the largest natural gas producer, the most active driller and the most active acquirer of leasehold and producing properties in the Mid-Continent. We believe this region, which trails only the Gulf Coast and Rocky Mountain basins in U.S. natural gas production, has many attractive characteristics. These characteristics include long-lived natural gas properties with predictable decline curves; multi-pay geological targets that decrease drilling risk and have resulted in a drilling success rate of 94% over the past 16 years; generally lower service costs than in more competitive or more remote basins; and a favorable regulatory environment with virtually no federal land ownership. We believe our other operating areas possess many of these same favorable characteristics and our goal is to become or remain a top five natural gas producer in each of our operating areas.

Focus on Low Costs.    By minimizing lease operating costs and general and administrative expense through focused activities and increased scale, we have been able to deliver attractive financial returns through all phases of the commodity price cycle. We believe our low cost structure is the result of management’s effective cost-control programs, a high-quality asset base and extensive and competitive services, natural gas processing and transportation infrastructures that exist in our key operating areas. As of March 31, 2006, we operated approximately 18,800 wells, which accounted for approximately 80% of our daily production volume. This large percentage of operated properties provides us with a high degree of operating flexibility and cost control.

Improve our Balance Sheet.    We have made significant progress in improving our balance sheet over the past seven years. From December 31, 1998 through March 31, 2006, we have increased our shareholders’ equity by $7.6 billion ($8.8 billion pro forma for this offering and our pending offering of preferred stock) through a combination of earnings and common and preferred equity issuances. As of March 31, 2006, our debt as a percentage of total capitalization (total capitalization is the sum of debt and stockholders’ equity) was 46%, compared to 137% as of December 31, 1998. On a pro forma basis for our pending public offerings of preferred stock and senior notes, our recently completed preferred stock exchanges and this offering, our debt to total capitalization ratio as of March 31, 2006, would be 43%. We plan to continue improving our balance sheet in the years ahead.

Based on our view that natural gas will be in a tight supply/demand relationship in the U.S. during at least the next few years because of the significant structural challenges to growing natural gas supply and the growing demand for this clean-burning, domestically-produced fuel, we believe our focused natural gas acquisition, exploitation and exploration strategy should provide substantial value-creating growth opportunities in the years ahead. Our goal is to increase our overall production by 10% to 20% per year, with growth at an annual rate of 7% to 10% generated organically through the drillbit and the remaining growth generated through acquisitions. We have reached or exceeded this overall production goal in 11 of our 13 years as a public company.

Company Strengths

We believe the following six characteristics distinguish our past performance and differentiate our future growth potential from other independent natural gas producers:

High-Quality Asset Base.    Our producing properties are characterized by long-lived reserves, established production profiles and an emphasis on onshore natural gas. Based upon current production and proved reserve estimates, and including estimates for our pending acquisitions, our proved reserves-to-production ratio, or reserve life, is approximately 14 years. In addition, we believe we are the sixth largest producer of natural gas in the U.S. (second among independents) and the fourth largest owner of proved U.S. natural gas reserves (first among independents). In each of our operating areas, our properties are concentrated in locations that enable us to establish substantial economies of scale in drilling and production operations and facilitate the application of more effective reservoir management practices. We intend to continue building our asset base in each of our operating areas through a balance of acquisitions, exploitation and exploration.

Low-Cost Producer.    Our high-quality asset base, the work ethic of our employees, our hands-on management style and our headquarters location in Oklahoma City have enabled us to achieve a low operating and administrative cost structure. During the first quarter of 2006, our operating costs per unit of production were $1.48 per mcfe, which consisted of general and administrative expenses of $0.21 per mcfe (including non-cash stock-based compensation of $0.05 per mcfe), production expenses of $0.87 per mcfe and production taxes of $0.40 per mcfe. We believe this is one of the lowest cost structures among publicly traded, large-cap independent oil and natural gas producers.

Successful Acquisition Program.    Our experienced acquisition team focuses on enhancing and expanding our existing assets in each of our operating areas. These areas are characterized by long-lived natural gas reserves, low lifting costs, multiple geological targets, favorable basis differentials to benchmark commodity prices, well-developed oil and natural gas transportation infrastructures and considerable potential for further consolidation of assets. Since 1998 and including our pending acquisitions, we have acquired approximately 6.3 tcfe of proved reserves that replaced 317% of our total production. We believe we are well-positioned to continue making attractive acquisitions as a result of our extensive track record of identifying, completing and integrating multiple successful acquisitions, our large operating scale and our knowledge and experience in the regions in which we operate.

Large Inventory of Drilling Projects.    During the 16 years since our inception, we have been among the five most active drillers of new wells in the United States. Presently we are the most active driller in the U.S. with 87 operated and 81 non-operated rigs drilling. Through this high level of activity over the years, we have developed an industry-leading expertise in drilling deep vertical and horizontal wells in search of large natural gas accumulations in challenging conventional and unconventional reservoirs. As a result of our successful acquisition program and active leasehold acquisition and seismic acquisition strategies, we have been able to accumulate a U.S. onshore leasehold position of approximately 9.3 million net acres, pro forma for our pending acquisitions, and have acquired rights to 12.3 million acres of onshore 3-D seismic data to provide informational advantages over our competitors and to help evaluate our large acreage inventory. On this very large acreage position, our technical teams believe approximately 31,000 exploratory and developmental drill sites exist, representing a backlog of more than ten years of future drilling opportunities at current drilling rates.

Hedging Program.    We have used and intend to continue using hedging programs to reduce the risks inherent in acquiring and producing oil and natural gas reserves, commodities that are frequently characterized by significant price volatility. We believe this price volatility is likely to continue in the years ahead and that we can use this volatility to our benefit by taking advantage of prices when they reach levels that management believes are either unsustainable for the long-term or provide unusually high rates of return on our invested capital. We currently have natural gas hedges in place covering 88%, 69% and 55% of our anticipated natural gas production for the remainder of 2006 (including the second quarter of 2006) and all of 2007 and 2008 at average NYMEX prices of $9.08, $9.86 and $9.34 per mcf, respectively. In addition, we have 79%, 56% and 48% of our anticipated oil production hedged for the remainder of 2006 (including the second quarter of 2006) and all of 2007 and 2008 at average NYMEX prices of $63.24, $68.79 and $69.50 per barrel of oil, respectively. During the first quarter of 2006, we realized gains from our hedging program of approximately $248.2 million.

Entrepreneurial Management.    Our management team formed the company in 1989 with an initial capitalization of $50,000 and fewer than ten employees. Since then, our management team has guided the company through various operational and industry challenges and extremes of oil and natural gas prices to create the second largest independent producer of natural gas in the U.S. with approximately 4,000 employees and an enterprise value of approximately $20.5 billion (pro forma for this offering and our pending offerings of senior notes and preferred stock). Our chief executive officer and co-founder, Aubrey K. McClendon, has been in the oil and natural gas industry for 25 years and beneficially owns, as of June 23, 2006, approximately 25 million shares of our common stock and intends to purchase 400,000 shares in this offering.

Recent Developments

Pending Acquisitions.    On June 5, 2006, we announced that we had entered into an agreement to acquire from Four Sevens/Sinclair, 39,000 net acres of Barnett Shale leasehold, 30 mmcf of current natural gas production and $55 million of mid-stream natural gas assets for $845 million in cash. Of the 39,000 net acres, 26,000 net acres are located in Johnson and Tarrant Counties, Texas, where we have identified 500 net potential drillsites, and 13,000 net acres are located in counties outside our core focus area where we have not yet identified any drilling opportunities that would produce returns as competitive as those in our core focus area. We also announced that we acquired or agreed to acquire an additional 28,000 net acres of prospective Barnett Shale leasehold, primarily in Johnson and Tarrant Counties, from various additional sellers for $87 million. On these 28,000 acres, we anticipate drilling as many as 400 net wells to develop these properties under current market conditions.

We have also recently agreed to invest approximately $450 million to acquire an additional 225,000 net acres of leasehold in the Delaware Basin shale plays of West Texas and to acquire a leading drilling contractor in the Appalachian Basin. We may use part of the proceeds from this offering and our concurrent public offerings together with borrowings under our revolving bank credit facility to finance such acquisitions, which we expect to close in July 2006.

There is no assurance that our pending acquisitions will close, close without material adjustment, or close as scheduled. Neither this offering nor either of our concurrently announced proposed offerings is conditioned upon the closing of these acquisitions. The pending acquisitions are not conditioned upon the closing of any of these offerings. We intend to finance these acquisitions with the net proceeds from this offering and our concurrent public offerings of senior notes and preferred stock. If one or more of the concurrent offerings are not consummated, we intend to finance these acquisitions with the net proceeds from this offering and borrowings under our revolving bank credit facility.

Pending Public Offerings.    On June 27, 2006, we priced separate public offerings of $500 million of 7.625% Senior Notes due 2013 and 2,000,000 shares of 6.25% Mandatory Convertible Preferred Stock with a stated value of $500 million (plus up to an additional 300,000 shares to cover the option of the underwriters to purchase additional shares). This prospectus supplement shall not be deemed an offer to sell or a solicitation of an offer to buy any of our senior notes or preferred stock. There is no assurance our concurrent public offerings will be completed or, if completed, that they will be completed for the amounts contemplated. The completion of this offering is not conditioned on the completion of our pending acquisitions or the completion of our concurrent public offerings of senior notes or preferred stock.

THE OFFERING

Common stock offered by Chesapeake	25,000,000 shares(1)

Common stock outstanding after this offering	420,326,139 shares(1)(2)

Use of Proceeds

We expect the net proceeds to us from this offering, after deducting discounts to the underwriters and estimated expenses of the offering payable by us, to be approximately $698.8 million. We intend to use the net proceeds from this offering, together with the net proceeds from our pending public offerings of senior notes and preferred stock to finance the purchase of our pending acquisitions, to pay related fees and expenses, to repay outstanding indebtedness under our revolving bank credit facility and for general corporate purposes, including to finance possible future acquisitions. Please see “Use of Proceeds.”

New York Stock Exchange Symbol	CHK

(1)	Excludes shares that may be issued to the underwriters pursuant to their option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, the total number of shares of common stock offered will be 28,750,000, and the total number of shares of our common stock outstanding after this offering will be 424,076,139. We had 395,326,139 shares of our common stock outstanding at June 22, 2006.

(2)	Excludes shares of common stock potentially issuable upon the exercise of stock options, which as of June 22, 2006 included 7,754,789 shares potentially issuable upon the exercise of outstanding stock options at a weighted average price of $7.52 and 8,766,480 shares of common stock reserved for issuance upon exercise of future additional options or awards of restricted stock, if granted under our stock compensation plans. Also excludes, as of June 21, 2006:

•	235,465 shares of common stock potentially issuable upon conversion of the 38,625 shares of our outstanding issue of 5.00% Cumulative Convertible Preferred Stock (Series 2003) at an initial conversion price of $16.40 per share;

•	184,070 shares of common stock potentially issuable upon conversion of the 3,065 shares of our outstanding issue of 4.125% Cumulative Convertible Preferred Stock at an initial conversion price of $16.65 per share;

•	17,853,060 shares of common stock potentially issuable upon conversion of the 4,600,000 shares of our outstanding issue of 5.00% Cumulative Convertible Preferred Stock (Series 2005) at an initial conversion price of $25.766 per share;

•	7,810,455 shares of common stock potentially issuable upon conversion of the 3,450,000 shares of our outstanding issue of 4.50% Cumulative Convertible Preferred Stock at an initial conversion price of $44.172 per share;

•	14,717,125 shares of common stock potentially issuable upon conversion of the 5,750,000 shares of our outstanding issue of 5.00% Cumulative Convertible Preferred Stock (Series 2005B) at an initial conversion price of $39.07 per share;

•	17,660,619 shares of common stock potentially issuable upon conversion of the $690,000,000 of our outstanding 2.75% Contingent Convertible Senior Notes at an initial conversion ratio of 39.07; and

•	1,604,081 shares of treasury stock.

RISK FACTORS

You should carefully consider all information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein. In particular, you should evaluate the specific risk factors set forth in the section entitled “Risk Factors” in this prospectus supplement for a discussion of risks relating to an investment in the common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth summary consolidated financial data as of and for each of the three years ended December 31, 2005, 2004 and 2003 and three months ended March 31, 2006 and 2005. This data was derived from our audited consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2005 and from our unaudited condensed consolidated financial statements included in our quarterly report on Form 10-Q for the three months ended March 31, 2006, each of which is incorporated by reference herein. The financial data below should be read together with, and is qualified in its entirety by reference to, our historical consolidated financial statements and the accompanying notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are set forth in such annual report on Form 10-K and quarterly report on Form 10-Q.

	Years Ended December 31,			Three Months Ended March 31,
	2005	2004	2003	2006	2005
	($ in thousands, except per share data)
Statement of Operations Data:
Revenues:
Oil and natural gas sales	$3,272,585	$1,936,176	$1,296,822	$1,510,821	$538,942
Marketing sales	1,392,705	773,092	420,610	404,367	244,508
Service operations revenue	—	—	—	29,379	—

Total revenues	4,665,290	2,709,268	1,717,432	1,944,567	783,450

Operating costs:
Production expenses	316,956	204,821	137,583	119,392	69,562
Production taxes	207,898	103,931	77,893	55,373	35,958
General and administrative expenses	64,272	37,045	23,753	28,791	12,067
Marketing expenses	1,358,003	755,314	410,288	391,360	237,276
Service operations expense	—	—	—	14,437	—
Oil and natural gas depreciation, depletion and amortization	894,035	582,137	369,465	304,957	180,968
Depreciation and amortization of other assets	50,966	29,185	16,793	23,872	10,082
Provision for legal settlements	—	4,500	6,402	—	—
Employee retirement expense	—	—	—	54,753	—

Total operating costs	2,892,130	1,716,933	1,042,177	992,935	545,913

Income from operations	1,773,160	992,335	675,255	951,632	237,537

Other income (expense):
Interest and other income	10,452	4,476	2,827	9,636	3,357
Interest expense	(219,800)	(167,328)	(154,356)	(72,658)	(43,128)
Loss on investment in Seven Seas	—	—	(2,015)	—	—
Loss on repurchases or exchanges of Chesapeake debt	(70,419)	(24,557)	(20,759)	—	(900)
Gain on sale of investment	—	—	—	117,396	—

Total other income (expense)	(279,767)	(187,409)	(174,303)	54,374	(40,671)

Income before income taxes and cumulative effect of accounting change	1,493,393	804,926	500,952	1,006,006	196,866
Income tax expense (benefit):
Current	—	—	5,000	—	—
Deferred	545,091	289,771	185,360	382,283	71,856

Total income tax expense (benefit)	545,091	289,771	190,360	382,283	71,856

Net income before cumulative effect of accounting change, net of tax	948,302	515,155	310,592	623,723	125,010
Cumulative effect of accounting change, net of income taxes of $1,464,000	—	—	2,389	—	—

Net Income	948,302	515,155	312,981	623,723	125,010
Preferred stock dividends	(41,813)	(39,506)	(22,469)	(18,812)	(5,463)
Loss on conversion/exchange of preferred stock	(26,874)	(36,678)	—	(1,009)	—

Net income available to common shareholders	$879,615	$438,971	$290,512	$603,902	$119,547

	Years Ended December 31,			Three Months Ended March 31,
	2005	2004	2003	2006	2005
	($ in thousands, except per share data)
Earnings per common share—basic:
Income before cumulative effect of accounting change	$2.73	$1.73	$1.36	$1.64	$0.39
Cumulative effect of accounting change	—	—	0.02	—	—

	$2.73	$1.73	$1.38	$1.64	$0.39

Earnings per common share—assuming dilution:
Income before cumulative effect of accounting change	$2.51	$1.53	$1.20	$1.44	$0.36
Cumulative effect of accounting change	—	—	0.01	—	—

	$2.51	$1.53	$1.21	$1.44	$0.36

Cash dividends declared per common share	$0.195	$0.170	$0.135	$0.050	$0.045

Cash Flow Data:
Cash provided by operating activities	$2,406,888	$1,432,274	$938,907	$967,458	$512,685
Cash used in investing activities	6,921,378	3,381,204	2,077,217	1,960,061	1,173,937
Cash provided by financing activities	4,567,621	1,915,245	931,254	970,862	654,356

Other Financial Data:
Ratio of earnings to fixed charges(1)(2)	5.6x	4.8x	4.0x	10.2x	3.8x
Ratio of earnings to fixed charges and preference dividends(1)(3)	4.6x	3.7x	3.3x	8.0x	3.4x

	As of December 31,			As of March 31,
	2005	2004	2003	2006	2005
	($ in thousands)
Balance Sheet Data:
Total assets	$16,118,462	$8,244,509	$4,572,291	$18,052,360	$9,343,411
Long-term debt, net of current maturities	5,489,742	3,075,109	2,057,713	6,320,915	3,718,679
Stockholders’ equity	6,174,323	3,162,883	1,732,810	7,362,823	3,168,201

(1)	For purposes of determining the ratios of earnings to fixed charges and earnings to fixed charges and preference dividends, earnings are defined as net income before income taxes, cumulative effect of accounting changes, pretax gain or loss of equity investees, amortization of capitalized interest and fixed charges, less capitalized interest. Fixed charges consist of interest (whether expensed or capitalized and excluding the effect of unrealized gains or losses on interest rate derivatives), and amortization of debt expenses and discount or premium relating to any indebtedness. Preference dividends consist of preferred stock dividends “grossed up” to reflect the pre-tax amount.
(2)	The pro forma ratio of earnings to fixed charges after giving effect to this offering, our concurrent public offerings and the application of net proceeds from such offerings is 5.1x for the year ended December 31, 2005 and 9.4x for the three months ended March 31, 2006.
(3)	The pro forma ratio of earnings to fixed charges and preference dividends after giving effect to this offering, our concurrent public offerings and the application of net proceeds from such offerings is 3.9x for the year ended December 31, 2005 and 6.9x for the three months ended March 31, 2006.

SUMMARY RESERVE INFORMATION

The following table sets forth our estimated proved reserves and the present value of the proved reserves as of December 31, 2005 (based on our weighted average wellhead prices at December 31, 2005 of $56.41 per barrel of oil and $8.76 per mcf of natural gas). These prices were based on the cash spot prices for oil and natural gas at December 31, 2005.

	Oil (mbbl)	Gas (mmcf)	Gas Equivalent (mmcfe)	Percent of Proved Reserves	Present Value ($ in thousands)
Mid-Continent	48,915	3,504,653	3,798,216	51%	$11,308,766
South Texas and Texas Gulf Coast	3,308	602,551	622,399	8	2,459,379
Ark-La-Tex and Barnett Shale	6,379	1,030,962	1,069,236	14	3,551,565
Permian	39,126	457,811	692,570	9	2,040,175
Appalachia	1,094	1,289,919	1,296,482	17	3,462,744
Other	4,501	14,858	41,787	1	110,965

Total	103,323	6,900,754	7,520,690	100%	$22,933,594	(1)

(1)	The standardized measure of discounted future net cash flows at December 31, 2005 was $16.0 billion.

As of December 31, 2005, the present value of our proved developed reserves as a percentage of total proved reserves was 71%, and the volume of our proved developed reserves as a percentage of total proved reserves was 65%. Natural gas reserves accounted for 92% of the volume of total proved reserves at December 31, 2005.

Future prices and costs may be materially higher or lower than the prices and costs as of the date of any estimate. A change in price of $0.10 per mcf for natural gas and $1.00 per barrel for oil would result in a change in our December 31, 2005 present value of estimated future net revenue of proved reserves of approximately $315 million and $50 million, respectively.

SUMMARY PRODUCTION, SALES, PRICES AND EXPENSES DATA

The following table sets forth certain information regarding the production volumes, oil and natural gas sales, average sales prices received and expenses associated with sales of natural gas and oil for the periods indicated:

	Years Ended December 31,			Three Months Ended March 31,
	2005	2004	2003	2006	2005
Net Production:
Oil (mbbl)	7,698	6,764	4,665	2,116	1,746
Natural gas (mmcf)	422,389	322,009	240,366	124,056	94,131
Natural gas equivalent (mmcfe)	468,577	362,593	268,356	136,752	104,607
Oil and Natural Gas Sales ($ in thousands):
Oil sales	$401,845	$260,915	$132,630	$124,667	$79,944
Oil derivatives—realized gains (losses)	(34,132)	(69,267)	(12,058)	(3,808)	(7,067)
Oil derivatives—unrealized gains (losses)	4,374	3,454	(9,440)	(1,335)	(12,842)

Total oil sales	$372,087	$195,102	$111,132	$119,524	$60,035

Natural gas sales	$3,231,286	$1,789,275	$1,171,050	$940,318	$535,777
Natural gas derivatives—realized gains (losses)	(367,551)	(85,634)	(5,331)	252,029	47,415
Natural gas derivatives—unrealized gains (losses)	36,763	37,433	19,971	198,950	(104,285)

Total natural gas sales	$2,900,498	$1,741,074	$1,185,690	$1,391,297	$478,907

Total oil and natural gas sales	$3,272,585	$1,936,176	$1,296,822	$1,510,821	$538,942

Average Sales Price: (excluding gains (losses) on derivatives):
Oil ($ per bbl)	$52.20	$38.57	$28.43	$58.92	$45.79
Natural gas ($ per mcf)	$7.65	$5.56	$4.87	$7.58	$5.69
Natural gas equivalent ($ per mcfe)	$7.75	$5.65	$4.86	$7.79	$5.89
Average Sales Price: (excluding unrealized gains (losses) on derivatives):
Oil ($ per bbl)	$47.77	$28.33	$25.85	$57.12	$41.74
Natural gas ($ per mcf)	$6.78	$5.29	$4.85	$9.61	$6.20
Natural gas equivalent ($ per mcfe)	$6.90	$5.23	$4.79	$9.60	$6.27
Expenses ($ per mcfe):
Production expenses	$0.68	$0.56	$0.51	$0.87	$0.66
Production taxes	$0.44	$0.29	$0.29	$0.40	$0.34
General and administrative expenses	$0.14	$0.10	$0.09	$0.21	$0.12
Oil and natural gas depreciation, depletion and amortization	$1.91	$1.61	$1.38	$2.23	$1.73
Depreciation and amortization of other assets	$0.11	$0.08	$0.06	$0.17	$0.10
Interest expense(1)	$0.47	$0.45	$0.55	$0.52	$0.44

(1)	Includes the effects of realized gains or (losses) from hedging, but does not include the effects of unrealized gains or (losses) from hedging.

RISK FACTORS

You should carefully consider the following factors as well as other information contained in this prospectus supplement and the documents we have incorporated herein by reference before deciding to invest in our common stock.

Oil and natural gas prices are volatile. A decline in prices could adversely affect our financial position, financial results, cash flows, access to capital and ability to grow.

Our revenues, operating results, profitability and future rate of growth depend primarily upon the prices we receive for the oil and natural gas we sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we can borrow from banks is subject to periodic redeterminations based on prices specified by our bank group at the time of redetermination. In addition, we may have ceiling test write-downs in the future if prices fall significantly.

Historically, the markets for oil and natural gas have been volatile and they are likely to continue to be volatile. Wide fluctuations in oil and natural gas prices may result from relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and other factors that are beyond our control, including:

•	worldwide and domestic supplies of oil and natural gas;

•	weather conditions;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the proximity and capacity of natural gas pipelines and other transportation facilities;

•	the price and level of foreign imports;

•	domestic and foreign governmental regulations and taxes;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	political instability or armed conflict in oil-producing regions; and

•	overall domestic and global economic conditions.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices would not only reduce revenue, but could reduce the amount of oil and natural gas that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. Further, oil and natural gas prices do not necessarily move in tandem. Because approximately 92% of our reserves at December 31, 2005 are natural gas reserves, we are more affected by movements in natural gas prices.

Our level of indebtedness and preferred stock may adversely affect operations and limit our growth, and we may have difficulty making debt service payments on our indebtedness as such payments become due.

As of March 31, 2006, we had long-term indebtedness of approximately $6.3 billion, with $444 million of outstanding borrowings drawn under our revolving bank credit facility. Our long-term indebtedness represented 46% of our total book capitalization at March 31, 2006. As of June 27, 2006, we had approximately $977 million outstanding under our revolving bank credit facility. We expect to continue to be highly leveraged in the foreseeable future.

Our level of indebtedness and preferred stock affects our operations in several ways, including the following:

•	a portion of our cash flows from operating activities must be used to service our indebtedness and pay dividends on our preferred stock and is not available for other purposes;

•	we may be at a competitive disadvantage as compared to similar companies that have less debt;

•	the covenants contained in the agreements governing our outstanding indebtedness and future indebtedness may limit our ability to borrow additional funds, pay dividends and make certain investments and may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

•	additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may have higher costs and more restrictive covenants;

•	changes in the credit ratings of our debt may negatively affect the cost, terms, conditions and availability of future financing, and lower ratings will increase the interest rate and fees we pay on our revolving bank credit facility; and

•	we may be more vulnerable to general adverse economic and industry conditions.

We may incur additional debt, including significant secured indebtedness, or issue additional series of preferred stock in order to make future acquisitions or to develop our properties. A higher level of indebtedness and/or additional preferred stock increases the risk that we may default on our obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions, oil and natural gas prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flow to pay the interest on our debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions, the value of our assets and our performance at the time we need capital.

In addition, our bank borrowing base is subject to periodic redetermination. A lowering of our borrowing base could require us to repay indebtedness in excess of the borrowing base, or we might need to further secure the lenders with additional collateral.

Competition in the oil and natural gas industry is intense, and many of our competitors have greater financial and other resources than we do.

We operate in the highly competitive areas of oil and natural gas acquisition, development, exploitation, exploration and production. We face intense competition from both major and other independent oil and natural gas companies in each of the following areas:

•	seeking to acquire desirable producing properties or new leases for future exploration; and

•	seeking to acquire the equipment and expertise necessary to develop and operate our properties.

Many of our competitors have financial and other resources substantially greater than ours, and some of them are fully integrated oil companies. These companies may be able to pay more for development prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Our ability to develop and exploit our oil and natural gas properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

Significant capital expenditures are required to replace our reserves.

Our exploration, development and acquisition activities require substantial capital expenditures. Historically, we have funded our capital expenditures through a combination of cash flows from operations, our revolving bank credit facility and debt and equity issuances. Future cash flows are subject to a number of variables, such as the level of production from existing wells, prices of oil and gas, and our success in developing and producing new reserves. If revenue were to decrease as a result of lower oil and gas prices or decreased production, and our access to capital were limited, we would have a reduced ability to replace our reserves. If our cash flow from operations is not sufficient to fund our capital expenditure budget, we may not be able to access additional bank debt, debt or equity or other methods of financing on an economic basis to meet these requirements.

If we are not able to replace reserves, we may not be able to sustain production.

Our future success depends largely upon our ability to find, develop or acquire additional oil and natural gas reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition activities, our proved reserves and production will decline over time. In addition, approximately 35% of our total estimated proved reserves (by volume) at December 31, 2005 were undeveloped. By their nature, estimates of undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. Our reserve estimates reflect that our production rate on producing properties will decline approximately 24% from 2006 to 2007. Thus, our future oil and natural gas reserves and production and, therefore, our cash flow and income are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves.

The actual quantities and present value of our proved reserves may prove to be lower than we have estimated.

This prospectus supplement and the documents incorporated by reference herein contain estimates of our proved reserves and the estimated future net revenues from our proved reserves. These estimates are based upon various assumptions, including assumptions required by the Securities and Exchange Commission, or the SEC, relating to oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and natural gas reserves is complex. The process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from these estimates. Such variations may be significant and could materially affect the estimated quantities and present value of our proved reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development drilling, prevailing oil and natural gas prices and other factors, many of which are beyond our control. Our properties may also be susceptible to hydrocarbon drainage from production by operators on adjacent properties.

At December 31, 2005, approximately 35% of our estimated proved reserves (by volume) were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. These reserve estimates include the assumption that we will make significant capital expenditures to develop the reserves, including approximately $1.8 billion in 2006. You should be aware that the estimated costs may not be accurate, development may not occur as scheduled and results may not be as estimated.

You should not assume that the present values referred to in this prospectus supplement and the documents incorporated by reference herein represent the current market value of our estimated oil and gas reserves. In accordance with SEC requirements, the estimates of our present values are based on prices and costs as of the date of the estimates. The December 31, 2005 present value is based on weighted average oil and natural gas wellhead prices of $56.41 per barrel of oil and $8.76 per mcf of natural gas. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of an estimate.

Any changes in consumption by oil and natural gas purchasers or in governmental regulations or taxation will also affect actual future net cash flows.

The timing of both the production and the expenses from the development and production of oil and natural gas properties will affect both the timing of actual future net cash flows from our proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor. The effective interest rate at various times and the risks associated with our business or the oil and natural gas industry in general will affect the accuracy of the 10% discount factor.

Acquisitions may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities.

Our recent growth is due in large part to acquisitions of exploration and production companies, producing properties and undeveloped leasehold. We expect acquisitions will also contribute to our future growth. Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration potential, future oil and natural gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well. Even when we inspect a well, we do not always discover structural, subsurface and environmental problems that may exist or arise. We are generally not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities. Normally, we acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties. As a result of these factors, we may not be able to acquire oil and natural gas properties that contain economically recoverable reserves or be able to complete such acquisitions on acceptable terms.

As new owners, we may not effectively consolidate and integrate acquired operations, particularly when we make significant acquisitions outside our historical operating areas.

Significant acquisitions present operational and administrative challenges that may prove more difficult than anticipated. The failure to consolidate functions and integrate procedures, personnel and operations in an effective and timely manner may adversely affect our business and results of operations, at least temporarily. Significant acquisitions can change the nature of our operations and business depending upon the character of the acquired properties, which may have substantially different operating and geological characteristics or be in different geographic locations than our existing properties. To the extent that we acquire properties substantially different from the properties in our primary operating areas or acquire properties that require different technical expertise, we may not be able to realize the economic benefits of these acquisitions as efficiently as in our prior acquisitions.

Exploration and development drilling may not result in commercially productive reserves.

We do not always encounter commercially productive reservoirs through our drilling operations. The new wells we drill or participate in may not be productive and we may not recover all or any portion of our investment in wells we drill or participate in. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Our efforts will be unprofitable if we drill dry wells or wells that are productive but do not produce enough reserves to return a profit after drilling, operating and other costs. Further, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	increases in the cost of, or shortages or delays in the availability of, drilling rigs and equipment;

•	unexpected drilling conditions;

•	title problems;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions; and

•	compliance with environmental and other governmental requirements.

Future price declines may result in a write-down of our asset carrying values.

We utilize the full cost method of accounting for costs related to our oil and natural gas properties. Under this method, all such costs (for both productive and nonproductive properties) are capitalized and amortized on an aggregate basis over the estimated lives of the properties using the unit-of-production method. However, these capitalized costs are subject to a ceiling test which limits such pooled costs to the aggregate of the present value of future net revenues attributable to proved oil and natural gas reserves discounted at 10% plus the lower of cost or market value of unproved properties. The full cost ceiling is evaluated at the end of each quarter using the prices for oil and natural gas at that date, adjusted for the impact of derivatives accounted for as cash flow hedges. A significant decline in oil and natural gas prices from current levels, or other factors, without other mitigating circumstances, could cause a future writedown of capitalized costs and a non-cash charge against future earnings.

Our hedging activities may reduce the realized prices received for our oil and natural gas sales and require us to provide collateral for hedging liabilities.

In order to manage our exposure to price volatility in marketing our oil and natural gas, we enter into oil and natural gas price risk management arrangements for a portion of our expected production.

Commodity price hedging may limit the prices we actually realize and therefore reduce oil and natural gas revenues in the future. The fair value of our oil and natural gas derivative instruments outstanding as of March 31, 2006 was an asset of approximately $43.5 million. In addition, our commodity price risk management transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	our production is less than expected;

•	there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement; or

•	the counterparties to our contracts fail to perform under the contracts.

All but two of our commodity price risk management counterparties require us to provide assurances of performance in the event that the counterparties’ mark-to-market exposure to us exceeds certain levels. Most of these arrangements allow us to minimize the potential liquidity impact of significant mark-to-market fluctuations by making collateral allocations from our revolving bank credit facility or directly pledging oil and natural gas properties rather than posting cash or letters of credit with the counterparties. As of March 31, 2006, we were required to post a total of $50 million of collateral with our counterparties through letters of credit issued under our revolving bank credit facility, in addition to collateral allocations and pledges of oil and natural gas properties, with respect to commodity price risk management transactions. As of June 27, 2006, we had outstanding transactions with twelve counterparties, seven of which hold collateral allocations from our bank facility or liens against certain oil and natural gas properties under our secured hedging facilities, and two of which do not require us to provide security for our risk management transactions. We were not required to post cash or letters of credit with the remaining three counterparties as of June 27, 2006. Future collateral requirements are uncertain and will depend on the arrangements with our counterparties and highly volatile natural gas and oil prices.

Lower oil and natural gas prices could negatively impact our ability to borrow.

Our revolving bank credit facility limits our borrowings to the lesser of the borrowing base (currently $2.5 billion) and the total commitments (currently $2.0 billion). The borrowing base is determined periodically at the discretion of the banks and is based in part on oil and natural gas prices. Additionally, some of our indentures contain covenants limiting our ability to incur indebtedness in addition to that incurred under our revolving bank credit facility. These indentures limit our ability to incur additional indebtedness unless we meet one of two alternative tests. The first alternative is based on our adjusted consolidated net tangible assets (as defined in all of our indentures), which is determined using discounted future net revenues from proved oil and natural gas reserves as of the end of each year. The second alternative is based on the ratio of our adjusted consolidated EBITDA (as defined in the relevant indentures) to our adjusted consolidated interest expense over a trailing twelve-month period. As of the date of this prospectus supplement, we are permitted to incur significant additional indebtedness under both of these debt incurrence tests. Lower oil and gas prices in the future could reduce our adjusted consolidated EBITDA, as well as our adjusted consolidated net tangible assets, and thus could reduce our ability to incur additional indebtedness.

Oil and natural gas drilling and producing operations can be hazardous and may expose us to environmental liabilities.

Oil and natural gas operations are subject to many risks, including well blowouts, cratering and explosions, pipe failure, fires, formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine or well fluids, and other environmental hazards and risks. Our drilling operations involve risks from high pressures and from mechanical difficulties such as stuck pipes, collapsed casings and separated cables. If any of these risks occurs, we could sustain substantial losses as a result of:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigations and administrative, civil and criminal penalties; and

•	injunctions resulting in limitation or suspension of operations.

There is inherent risk of incurring significant environmental costs and liabilities in our exploration and production operations due to our generation, handling, and disposal of materials including wastes and petroleum hydrocarbons. We may incur joint and several, strict liability under applicable federal and state environmental laws in connection with releases of petroleum hydrocarbons and wastes on, under or from our leased or owned properties, some of which have been used for oil and natural gas exploration and production activities for a number of years, oftentimes by third parties not under our control. While we may maintain insurance against some, but not all, of the risks described above, our insurance may not be adequate to cover casualty losses or liabilities. Also, in the future we may not be able to obtain insurance at premium levels that justify its purchase.

USE OF PROCEEDS

We expect the net proceeds from the sale of 25,000,000 shares in this offering to be approximately $698.8 million, after deducting underwriters’ discounts and the estimated expenses of the offering payable by us. If the underwriters exercise their option to purchase additional shares in full, we expect to receive net proceeds of approximately $803.6 million. We intend to use the net proceeds from this offering, together with approximately $483.0 million in expected net proceeds from our pending public offering of 7.625% Senior Notes due 2013 and $484.8 million in expected net proceeds from our pending public offering of 6.25% Mandatory Convertible Preferred Stock (assuming no exercise of the underwriters’ option to purchase additional shares), to fund the purchase of our pending acquisitions and to pay related fees and expenses. The balance of the net proceeds will be used to repay borrowings under our revolving bank credit facility and for general corporate purposes, including funding our pending acreage acquisition in the Delaware Basin of West Texas, our pending drilling company acquisition and other possible future acquisitions. This offering, however, is not conditioned upon the closing of the pending acquisitions or the consummation of either of our pending public offerings of senior notes and preferred stock. Should the pending public offerings be unsuccessful, we will finance our pending acquisitions with borrowings under our revolving bank credit facility. Affiliates of certain of the underwriters in this offering are lenders under our existing revolving bank credit facility and may receive a portion of the proceeds from this offering. See “Underwriting.”

CAPITALIZATION

The following table shows our unaudited capitalization as of March 31, 2006:

•	on a historical basis;

•	on a pro forma basis to reflect (i) the issuance of 5.2 million shares of our common stock in exchange for $83.2 million of our outstanding 4.125% Cumulative Convertible Preferred Stock on June 2, 2006, (ii) the issuance of 5.0 million shares of our common stock in exchange for $80.4 million of our outstanding 5.00% Cumulative Convertible Preferred Stock (Series 2003) on June 2, 2006 and (iii) the consummation of this offering;

•	on a pro forma basis to reflect the foregoing plus our pending public offering of $500 million of 7.625% Senior Notes due 2013 and our pending public offering of 2,000,000 shares of 6.25% Mandatory Convertible Preferred Stock with a stated value of $500 million (assuming no exercise of the underwriters’ option to purchase additional shares). The completion of this offering is not conditioned on the completion of either concurrent offerings (which in turn are not conditioned on this offering); and

•	on a pro forma basis to reflect the foregoing plus the application of approximately $698.8 million in estimated net proceeds from this offering, $483.0 million in estimated net proceeds from our pending public offering of 7.625% Senior Notes due 2013 and $484.8 million in estimated net proceeds from our pending public offering of 6.25% Mandatory Convertible Preferred Stock to fund our pending acquisitions, to repay amounts outstanding under our revolving bank credit facility and to pay related fees and expenses. This offering, the concurrent offering of senior notes and the concurrent offering of preferred stock, however, are not conditioned upon the closing of our pending acquisitions. Any net proceeds available in the event our pending acquisitions are not consummated will be used to repay borrowings under our bank revolving credit facility and for general corporate purposes, including the funding of other possible future acquisitions. The following table does not give effect to our pending acreage acquisition in the Delaware Basin of West Texas or our pending drilling company acquisition.

This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes included in our annual report on Form 10-K for the year ended December 31, 2005, and our quarterly report on Form 10-Q for the quarter ended March 31, 2006, which are incorporated by reference herein.

	As of March 31, 2006
	Historical	Pro Forma for Exchanges and this Offering	Pro Forma for Exchanges and all Offerings	Pro Forma for Exchanges, Offerings and Acquisitions
	(in thousands)
Cash and cash equivalents	$38,286	$293,052	$1,260,757	$328,757

Long-term debt:
Revolving bank credit facility	$444,000	$—	$—	$—
7.500% Senior Notes due 2013	363,823	363,823	363,823	363,823
7.625% Senior Notes due 2013	—	—	500,000	500,000
7.000% Senior Notes due 2014	300,000	300,000	300,000	300,000
7.500% Senior Notes due 2014	300,000	300,000	300,000	300,000
7.750% Senior Notes due 2015	300,408	300,408	300,408	300,408
6.375% Senior Notes due 2015	600,000	600,000	600,000	600,000
6.625% Senior Notes due 2016	600,000	600,000	600,000	600,000
6.875% Senior Notes due 2016	670,437	670,437	670,437	670,437
6.500% Senior Notes due 2017	1,100,000	1,100,000	1,100,000	1,100,000
6.250% Senior Notes due 2018	600,000	600,000	600,000	600,000
6.875% Senior Notes due 2020	500,000	500,000	500,000	500,000
2.750% Contingent Convertible Senior Notes due 2035	690,000	690,000	690,000	690,000
Interest rate derivatives	(48,817)	(48,817)	(48,817)	(48,817)
Discount, net of premium, on Senior Notes	(98,936)	(98,936)	(107,606)	(107,606)

Total long-term debt	$6,320,915	$5,876,915	$6,368,245	$6,368,245
Stockholders’ equity:
Preferred stock, $0.01 par value, 20,000,000 authorized:
5.00% Cumulative Convertible Preferred Stock (Series 2003), 842,673 shares (38,625 shares pro forma) issued and outstanding, entitled in liquidation to $84.3 million ($3.9 million pro forma)	84,267	3,862	3,862	3,862
4.125% Cumulative Convertible Preferred Stock, 86,310 shares (3,065 shares pro forma) issued and outstanding, entitled in liquidation to $86.3 million ($3.1 million pro forma)	86,310	3,065	3,065	3,065
5.00% Cumulative Convertible Preferred Stock (Series 2005), 4,600,000 shares issued and outstanding, entitled in liquidation to $460.0 million	460,000	460,000	460,000	460,000
4.50% Cumulative Convertible Preferred Stock, 3,450,000 shares issued and outstanding, entitled in liquidation to $345.0 million	345,000	345,000	345,000	345,000
5.00% Cumulative Convertible Preferred Stock (Series 2005B), 5,750,000 shares issued and outstanding, entitled in liquidation to $575.0 million	575,000	575,000	575,000	575,000
6.25% Mandatory Convertible Preferred Stock, 2,000,000 shares issued and outstanding, entitled in liquidation to $500.0 million	—	—	500,000	500,000
Common Stock, $0.01 par value, 500,000,000 shares authorized, 387,352,930 issued and outstanding (422,573,842 shares pro forma)	3,874	4,226	4,226	4,226
Paid-in capital	3,916,507	4,778,571	4,763,321	4,763,321
Retained earnings	1,687,214	1,687,214	1,687,214	1,687,214
Accumulated other comprehensive income (loss), net of tax of ($141,357,000)	230,635	230,635	230,635	230,635
Less: treasury stock, at cost; 5,320,124 common shares	(25,984)	(25,984)	(25,984)	(25,984)

Total stockholders’ equity	$7,362,823	$8,061,589	$8,546,339	$8,546,339

Total capitalization	$13,683,738	$13,938,504	$14,914,584	$14,914,584

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the New York Stock Exchange under the symbol “CHK.” The following table sets forth the range of high and low sales prices per share of our common stock for each calendar quarter.

	Sales Price
	High	Low
2004:
First Quarter	$13.98	$11.70
Second Quarter	$15.05	$12.68
Third Quarter	$16.24	$13.69
Fourth Quarter	$18.31	$15.17
2005:
First Quarter	$23.65	$15.06
Second Quarter	$24.00	$17.74
Third Quarter	$38.98	$22.90
Fourth Quarter	$40.20	$26.59
2006:
First Quarter	$35.57	$27.75
Second Quarter (through June 27, 2006)	$33.79	$26.81

On June 27, 2006, the closing sale price of our common stock, as reported by the New York Stock Exchange, was $29.05 per share. On that date, there were approximately 1,400 holders of record. We believe we have over 316,000 beneficial owners of our common stock.

DIVIDEND POLICY

The following table sets forth the amount of dividends per share declared on our common stock during the two years ended December 31, 2005 and the first two quarters of 2006:

	2006	2005	2004
First Quarter	$0.050	$0.045	$0.035
Second Quarter	$0.060	$0.050	$0.045
Third Quarter		$0.050	$0.045
Fourth Quarter		$0.050	$0.045

In the third quarter of 2006, we will begin paying a $0.06 per quarter cash dividend on our common stock. We intend to continue to pay this quarterly dividend; however, the payment of future cash dividends will depend upon, among other things, our financial condition, funds from operations, the level of our capital and development expenditures, our future business prospects and any contractual restrictions.

The indentures governing most of our senior notes contain restrictions on our ability to declare and pay cash dividends if we have not met one of two debt incurrence tests set forth in the indentures, or if immediately after giving effect to the dividend payment, we have paid total dividends and made other restricted payments in excess of the permitted amounts. As of March 31, 2006, our fixed charge coverage ratio for purposes of the debt incurrence test was 6.63 to 1.00, compared to 2.25 to 1.00 required in our most restrictive indentures. Our adjusted consolidated net tangible assets exceeded 200% of our total indebtedness, as required in our most restrictive indentures, by more than $3.5 billion.

The certificates of designation for our 5.00% Cumulative Convertible Preferred Stock (Series 2003), our 4.125% Cumulative Convertible Preferred Stock, our 5.00% Cumulative Convertible Preferred Stock (Series 2005), our 4.50% Cumulative Convertible Preferred Stock and our 5.00% Cumulative Convertible Preferred Stock (Series 2005B) prohibit payment of cash dividends on our common stock unless we have declared and paid (or set apart for payment) full accumulated dividends on such series of our preferred stock.

DESCRIPTION OF CHESAPEAKE CAPITAL STOCK

Set forth below is a description of the material terms of our capital stock. However, this description is not complete and is qualified by reference to our certificate of incorporation (including our certificates of designation) and bylaws. Copies of our certificate of incorporation (including our certificates of designation) and bylaws are available from us upon request. These documents have also been filed with the SEC. Please read “Where You Can Find More Information.”

Authorized Capital Stock

Our authorized capital stock consists of 750,000,000 shares of common stock, par value $.01 per share, and 20,000,000 shares of preferred stock, par value $.01 per share, of which 750,000 shares are designated as Series A Junior Participating Preferred Stock, 38,625 shares are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2003), 3,065 shares are designated as 4.125% Cumulative Convertible Preferred Stock, 4,600,000 shares are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2005), 3,450,000 shares are designated as 4.50% Cumulative Convertible Preferred Stock and 5,750,000 shares are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2005B).

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for dividends. In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

Holders of our common stock have no preemptive rights and have no rights to convert their common stock into any other securities. All of the outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

As of the date of this prospectus supplement, we have 5,408,310 shares of authorized but unissued preferred stock which are undesignated. Currently, 38,625 shares are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2003), all of which are outstanding, 3,065 shares are designated as 4.125% Cumulative Convertible Preferred Stock, all of which are outstanding, 4,600,000 shares are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2005), all of which are outstanding, 3,450,000 shares are designated as 4.50% Cumulative Convertible Preferred Stock, all of which are outstanding, and 5,750,000 shares are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2005B), all of which are outstanding. Our board of directors has also authorized the issuance of up to 750,000 shares of Series A Junior Participating Preferred Stock in connection with the adoption of our shareholder rights plan in July 1998. None of these shares are currently outstanding. The Series A Preferred Stock is described below under “—Share Rights Plan.”

Our board of directors has the authority, without further shareholder approval, to issue shares of preferred stock from time to time in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing therefor.

While providing desirable flexibility for possible acquisitions and other corporate purposes, and eliminating delays associated with a shareholder vote on specific issuances, the issuance of preferred stock could adversely affect the voting power of holders of common stock, as well as dividend and liquidation payments on both common and preferred stock. It also could have the effect of delaying, deferring or preventing a change in control.

Anti-Takeover Provisions

Our certificate of incorporation and bylaws and the Oklahoma General Corporation Act include a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include a classified board of directors, authorized blank check preferred stock, restrictions on business combinations and the availability of authorized but unissued common stock.

Classified Board of Directors. Our certificate of incorporation and bylaws contain provisions for a staggered board of directors with only one-third of the board standing for election each year. Directors can only be removed for cause. A staggered board makes it more difficult for shareholders to change the majority of the directors.

Oklahoma Business Combination Statute. Section 1090.3 of the Oklahoma General Corporation Act prevents an “interested shareholder” from engaging in a “business combination” with an Oklahoma corporation for three years following the date the person became an interested shareholder, unless:

•	prior to the date the person became an interested shareholder, the board of directors of the corporation approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;

•	upon consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owns stock having at least 85% of all voting power of the corporation at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or

•	on or subsequent to the date of the transaction in which the person became an interested shareholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of shareholders by the affirmative vote of the holders of two-thirds of all voting power not attributable to shares owned by the interested shareholder.

The statute defines a “business combination” to include:

•	any merger or consolidation involving the corporation and an interested shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested shareholder of 10% or more of the assets of the corporation;

•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested shareholder;

•	any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series or voting power of the corporation owned by the interested shareholder;

•	the receipt by an interested shareholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation; or

•	any share acquisition by the interested shareholder pursuant to Section 1090.1 of the Oklahoma General Corporation Act.

For purposes of Section 1090.3, the term “corporation” also includes the corporation’s majority-owned subsidiaries.

In addition, Section 1090.3 defines an “interested shareholder,” generally, as any person that owns stock having 15% or more of all voting power of the corporation, any person that is an affiliate or associate of the corporation and owned stock having 15% or more of all voting power of the corporation at any time within the three-year period prior to the time of determination of interested shareholder status and any affiliate or associate of such person.

Stock Purchase Provisions. Our certificate of incorporation includes a provision which requires the affirmative vote of two-thirds of the votes cast by the holders, voting together as a single class, of all then outstanding shares of capital stock, excluding the votes by an interested shareholder, to approve the purchase of any of our capital stock from the interested shareholder at a price in excess of fair market value, unless the purchase is either (1) made on the same terms offered to all holders of the same securities or (2) made on the open market and not the result of a privately negotiated transaction.

Share Rights Plan

The Rights. On July 7, 1998, our board of directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock. The distribution was paid on July 27, 1998 to the shareholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Preferred Stock at a price of $25.00, subject to adjustment.

The following is a summary of these rights. The full description and terms of the rights are set forth in a rights agreement with UMB Bank, N.A., as rights agent. Copies of the rights agreement and the certificate of designation for the Series A Preferred Stock are available free of charge. This summary description of the rights and the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to all the provisions of the rights agreement and the certificate of designation for the Series A Preferred Stock.

Initially, the rights attached to all certificates representing shares of our outstanding common stock, and no separate rights certificates were distributed. The rights will separate from our common stock and the distribution date will occur upon the earlier of:

•	ten days following the date of public announcement that a person or group of persons has become an acquiring person; or

•	ten business days (or a later date set by the board of directors prior to the time a person becomes an acquiring person) following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer upon consummation of which the offeror would, if successful, become an acquiring person.

The earlier of these dates is called the distribution date.

The term “acquiring person” means any person who or which, together with all of its affiliates and associates, is the beneficial owner of 15% or more of our outstanding common stock, but does not include:

•	us or any of our subsidiaries or employee benefit plans;

•	Aubrey K. McClendon, his spouse, lineal descendants and ascendants, heirs, executors or other legal representatives and any trusts established for the benefit of the foregoing or any other person or entity in which the foregoing persons or entities are at the time of determination the direct record and beneficial owners of all outstanding voting securities (each a “McClendon shareholder”);

•	Morgan Guaranty Trust Company of New York, in its capacity as pledgee of shares beneficially owned by a McClendon shareholder, or both, under any pledge agreement in effect on September 11, 1998, to the extent that upon the exercise by the pledgee of any of its rights or duties as pledgee, other than the exercise of any voting power by the pledgee or the acquisition of ownership by the pledgee, such pledgee becomes a beneficial owner of pledged shares; or

•	any person (other than the pledgee just described) that is not a McClendon shareholder, but who or which is the beneficial owner of common stock beneficially owned by a McClendon shareholder (a “second tier shareholder”), but only if the shares of common stock otherwise beneficially owned by a second tier shareholder (“second tier holder shares”) do not exceed the sum of (A) the holder’s second tier holder shares held on September 11, 1998 and (B) 1% of the shares of our common stock then outstanding (collectively, “exempt persons”).

The rights agreement provides that, until the distribution date, the rights will be transferred with and only with the common stock. Until the distribution date (or earlier redemption or expiration of the rights), new common stock certificates issued after July 27, 1998, upon transfer or new issuance of common stock, will contain a notation incorporating the rights agreement by reference. Until the distribution date or earlier redemption or expiration of the rights, the surrender for transfer of any certificate for common stock, outstanding as of July 27, 1998, even without a notation or a copy of a summary of the rights being attached, will also constitute the transfer of the rights associated with the common stock represented by the certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the distribution date and these separate rights certificates alone will evidence the rights.

The rights are not exercisable until the distribution date. The rights will expire on July 27, 2008.

The purchase price payable, and the number of one one-thousandths of a share of Series A Preferred Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock;

•	upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Series A Preferred Stock at a price, or securities convertible into Series A Preferred Stock with a conversion price, less than the then current market price of the Series A Preferred Stock; or

•	upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid or dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding rights and the number of one one-thousandths of a share of Series A Preferred Stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in the common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the distribution date.

In the event that following the date of public announcement that a person has become an acquiring person, we are acquired in a merger or other business combination transaction or more than 50% of our consolidated assets or earning power is sold, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise of the right at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right (the “flip-over right”).

In the event that a person, other than an exempt person, becomes an acquiring person, proper provision will be made so that each holder of a right, other than the acquiring person and its affiliates and associates, will thereafter have the right to receive upon exercise that number of shares of common stock, or, if applicable, cash, other equity securities or property of us, having a market value equal to two times the purchase price of the rights (the “flip-in right”). Any rights that are or were at any time owned by an acquiring person will then become void.

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. Upon exercise of the rights, no fractional shares of Series A Preferred Stock will be issued other than fractions which are integral multiples of one one-hundredth of a share of Series A Preferred Stock. Cash will be paid in lieu of fractional shares of Series A Preferred Stock that are not integral multiples of one one-hundredth of a share of Series A Preferred Stock.

At any time prior to the earlier to occur of (1) 5:00 p.m., Oklahoma City, Oklahoma time on the tenth day after the stock acquisition date or (2) the expiration of the rights, we may redeem the rights in whole, but not in part, at a price of $0.01 per right; provided, that (a) if the board of directors authorizes redemption on or after the time a person becomes an acquiring person, then the authorization must be by board approval and (b) the period for redemption may, upon board approval, be extended by amending the rights agreement. Board approval means the approval of a majority of our directors. Immediately upon any redemption of the rights described in this paragraph, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Our board of directors may amend the terms of the rights without the consent of the holders of the rights at any time and from time to time provided that any amendment does not adversely affect the interests of the holders of the rights. In addition, during any time that the rights are subject to redemption, the terms of the rights may be amended by the approval of a majority of the directors, including an amendment that adversely affects the interests of the holders of the rights, without the consent of the holders of rights.

Until a right is exercised, a holder will have no rights as a shareholder, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to us or our shareholders, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Series A Preferred Stock, or other consideration.

The Series A Preferred Stock. Each one-thousandth of a share of the Series A Preferred Stock (a “preferred share fraction”) that may be acquired upon exercise of the rights will be nonredeemable and junior to any other shares of preferred stock that we may issue.

Each preferred share fraction will have a minimum preferential quarterly dividend rate of $0.01 per preferred share fraction but will, in any event, be entitled to a dividend equal to the per share dividend declared on the common stock.

In the event of liquidation, the holder of a preferred share fraction will receive a preferred liquidation payment equal to the greater of $0.01 per preferred share fraction or the per share amount paid in respect of a share of common stock.

Each preferred share fraction will have one vote, voting together with the common stock. The holders of preferred share fractions, voting as a separate class, will be entitled to elect two directors if dividends on the Series A Preferred Stock are in arrears for six fiscal quarters.

In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each preferred share fraction will be entitled to receive the per share amount paid in respect of each share of common stock.

The rights of holders of the Series A Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

Because of the nature of the Series A Preferred Stock’s dividend, liquidation and voting rights, the economic value of one preferred share fraction that may be acquired upon the exercise of each right should approximate the economic value of one share of our common stock.

Shareholder Action

Except as otherwise provided by law or in our certificate of incorporation or bylaws, the approval by holders of a majority of the shares of common stock present in person or represented by proxy at a meeting and entitled to vote is sufficient to authorize, affirm, ratify or consent to a matter voted on by shareholders. Our bylaws provide that all questions submitted to shareholders will be decided by a plurality of the votes cast, unless otherwise required by law, our certificate of incorporation, stock exchange requirements or any certificate of designation. The Oklahoma General Corporation Act requires the approval of the holders of a majority of the outstanding stock entitled to vote for certain extraordinary corporate transactions, such as a merger, sale of substantially all assets, dissolution or amendment of the certificate of incorporation. Our certificate of incorporation provides for a vote of the holders of two-thirds of the issued and outstanding stock having voting power, voting as a single class, to amend, repeal or adopt any provision inconsistent with the provisions of the certificate of incorporation limiting director liability and stock purchases by us, and providing for staggered terms of directors and indemnity for directors. The same vote is also required for shareholders to amend, repeal or adopt any provision of our bylaws.

Under Oklahoma law, shareholders may take actions without the holding of a meeting by written consent or consents signed by the holders of a sufficient number of shares to approve the transaction had all of the outstanding shares of our capital stock entitled to vote thereon been present at a meeting. If shareholder action is taken by written consent, the rules and regulations of the SEC require us to send each shareholder entitled to vote on the matter, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

Transfer Agent and Registrar

UMB Bank, N.A. is the transfer agent and registrar for our common stock, our 5.00% Cumulative Convertible Preferred Stock (Series 2003), our 4.125% Cumulative Convertible Preferred Stock, our 5.00% Cumulative Convertible Preferred Stock (Series 2005), our 4.50% Cumulative Convertible Preferred Stock and our 5.00% Cumulative Convertible Preferred Stock (Series 2005B).

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS

The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, or of any political subdivision of the United States;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period including in the current calendar year. For purposes of the 183-day calculation, all of the days present in the current year, one third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens. This discussion does not consider:

•	U.S. state or local or non-U.S. tax consequences;

•	all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including the fact that in the case of a non-U.S. holder that is an entity treated as a partnership for U.S. federal income tax purposes, the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury Regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset (that is, an investment).

Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Distributions on common stock

In the event that we make cash distributions on our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid to non-U.S. holders of our common stock that are not effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business will be subject to U.S. withholding tax at a 30% rate, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, are attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States.

A non-U.S. holder that claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements.

A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding the special certification requirements applicable to it.

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on disposition of common stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the rates and in the manner applicable to United States persons, and if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

Generally, a corporation is a United States real property holding corporation if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we are a United States real property holding corporation for U.S. federal income tax purposes. However, the tax relating to stock in a United States real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market.

U.S. federal estate tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder for U.S. federal estate tax purposes at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Information reporting and backup withholding tax

Dividends paid to you may be subject to information reporting and U.S. backup withholding. If you are a non-U.S. holder you will be exempt from this backup withholding tax if you properly provide a Form W-8BEN certifying that you are a non-U.S. holder or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder, or you otherwise establish an exemption.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting and backup withholding, will generally apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-U.S. office of a broker that:

•	is a United States person;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for U.S. tax purposes; or

•	is a foreign partnership, if at any time during its tax year:

—one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

—the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you properly provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a properly completed claim for refund with the U.S. Internal Revenue Service.

UNDERWRITING

The company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

Underwriters	Number of Shares of Common Stock
Goldman, Sachs & Co.	6,000,000
Banc of America Securities LLC	2,875,000
Bear, Stearns & Co. Inc.	2,875,000
Lehman Brothers Inc.	2,875,000
Raymond James & Associates, Inc.	2,875,000
Citigroup Global Markets Inc.	1,150,000
Credit Suisse Securities (USA) LLC	1,150,000
Deutsche Bank Securities Inc.	1,150,000
Morgan Stanley & Co. Incorporated	1,150,000
UBS Securities LLC	1,150,000
Calyon Securities (USA) Inc.	218,750
Gilford Securities Incorporated	218,750
Howard Weil Incorporated	218,750
Jefferies & Company, Inc.	218,750
Johnson Rice & Company L.L.C.	218,750
Petrie Parkman & Co., Inc.	218,750
Pritchard Capital Partners, LLC	218,750
Simmons & Company International	218,750

Total	25,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 3,750,000 shares from the company to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 3,750,000 additional shares.

	No Exercise	Full Exercise
Per Share	$1.09	$1.09
Total	$27,250,000	$31,337,500

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.65 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives, Goldman,

Sachs & Co., Banc of America Securities LLC, Bear, Stearns & Co. Inc., Lehman Brothers Inc. and Raymond James & Associates, Inc., may change the offering price and the other selling terms.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

Each of the underwriters has represented and agreed that:

(a)	it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c)	it has complied with, and will comply with, all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The shares have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Except for the common stock offered hereby, we have agreed not to offer, sell, contract to sell or otherwise issue any shares of common stock or other capital stock or securities convertible into or exchangeable for, or any rights to acquire, common stock or other capital stock, with certain exceptions, prior to the expiration of 90 days from the date of this prospectus supplement without the prior written consent of Goldman, Sachs & Co. on behalf of the underwriters. Aubrey K. McClendon has agreed not to, directly or indirectly, offer, sell or otherwise dispose of shares of our common stock or any securities convertible into or exchangeable for, or any rights to acquire, our common stock or our other capital stock for 90 days following the date of this prospectus supplement without the prior written consent of Goldman, Sachs & Co. Mr. McClendon intends to purchase 400,000 shares of common stock in this offering.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $250,000. The underwriters have also agreed to reimburse us for up to $150,000 in expenses incurred by us in connection with this offering.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters have from time to time provided, and in the future may provide, certain investment banking and financial advisory services to us and our affiliates, for which they have received, and in the future would receive, customary fees. Each of Banc of America Securities LLC, Goldman, Sachs & Co., Deutsche Bank Securities Inc., Lehman Brothers Inc. and Calyon Securities (USA) Inc. may act as an underwriter for our pending public offering of senior notes and will receive customary fees in connection therewith. Each of Goldman, Sachs & Co., Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, Lehman Brothers Inc., UBS Securities LLC, Bear, Stearns & Co. Inc., Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated, Gilford Securities Incorporated, Howard Weil Incorporated, Jeffries & Company, Inc., Johnson Rice & Company L.L.C., Petrie Parkman & Co., Inc., Pritchard Capital Partners, LLC and Simmons & Company International may act as an underwriter for our pending public offering of preferred stock and will receive customary fees in connection therewith. In addition, affiliates of each of Goldman, Sachs & Co., UBS Securities LLC, Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Bear, Stearns & Co. Inc., Lehman Brothers Inc., Citigroup Global Markets Inc., Morgan Stanley &

Co. Incorporated and Calyon Securities (USA) Inc. are lenders under our existing revolving bank credit facility. Amounts outstanding under our existing revolving bank credit facility will be repaid in connection with this offering and the concurrent offerings of senior notes and preferred stock. An affiliate of Lehman Brothers Inc. is a participant in a drilling business with us. We have each contributed approximately $25 million to the venture.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC.

We incorporate by reference in this prospectus supplement the following documents filed with the SEC pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006; and

•	our current reports on Form 8-K filed on November 1, 2005, January 10, 2006, January 18, 2006, January 26, 2006, January 30, 2006 (two reports of the same date), February 1, 2006, February 3, 2006, February 8, 2006, February 10, 2006, February 15, 2006 (two reports of the same date), February 21, 2006, February 24, 2006, February 28, 2006, March 8, 2006, March 22, 2006, April 7, 2006, April 21, 2006, May 2, 2006, May 8, 2006, May 31, 2006, June 6, 2006, June 8, 2006 (two reports of the same date) and June 15, 2006 (three reports of the same date) (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such current report on Form 8-K).

We also incorporate by reference any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such current report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act), until the underwriters have sold all of the shares of common stock.

The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information as well as the information included in this prospectus supplement.

You may read and copy any document we file with the SEC at the SEC public reference room located at:

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov and through the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our shares of common stock are traded.

During the course of the offering and prior to sale, we invite each offeree of the common stock to ask us questions concerning the terms and conditions of the offering and to obtain any additional information necessary to verify the accuracy of the information in this prospectus supplement which is material to the offering to the extent that we possess such information or can acquire it without unreasonable effort or expense. You may obtain a copy of any or all of the documents summarized in this prospectus supplement or incorporated by reference in this prospectus supplement, without charge, by request directed to us at the following address and telephone number:

Jennifer M. Grigsby

Corporate Secretary

Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Telephone: (405) 879-9225

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give our current expectations or forecasts of future events. They include statements regarding oil and natural gas reserve estimates, planned capital expenditures, the drilling of oil and natural gas wells and future acquisitions, expectations of closing and the impact of the pending committed acquisitions as described in this prospectus supplement, expected oil and natural gas production, cash flow and anticipated liquidity, business strategy and other plans and objectives for future operations and expected future expenses. Statements concerning the fair values of derivative contracts and their estimated contribution to our future results of operations are based upon market information as of a specific date. These market prices are subject to significant volatility.

Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Factors that could cause actual results to differ materially from expected results are described under “Risk Factors” and include:

•	the volatility of oil and natural gas prices;

•	our level of indebtedness;

•	the strength and financial resources of our competitors;

•	the availability of capital on an economic basis to fund reserve replacement costs;

•	uncertainties inherent in estimating quantities of oil and natural gas reserves, projecting future rates of production and the timing of development expenditures;

•	our ability to replace reserves and sustain production;

•	uncertainties in evaluating oil and natural gas reserves of acquired properties and associated potential liabilities;

•	the effect of oil and natural gas prices on our borrowing ability;

•	unsuccessful exploration and development drilling;

•	declines in the values of our oil and natural gas properties resulting in ceiling test write-downs;

•	lower prices realized on oil and natural gas sales and collateral required to secure hedging liabilities resulting from our commodities price risk management activities;

•	adverse effects of governmental and environmental regulation;

•	losses possible from pending or future litigation;

•	drilling and operating risks; and

•	uncertainties and difficulties associated with the integration and operation of our recently acquired properties.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement, and we undertake no obligation to update this information. We urge you to carefully review and consider the disclosures made in this prospectus supplement and our reports filed with the SEC and incorporated by reference herein that attempt to advise interested parties of the risks and factors that may affect our business.

LEGAL MATTERS

The validity of the issuance of the common stock offered by this prospectus supplement will be passed upon for us by Commercial Law Group, P. C., Oklahoma City, Oklahoma. Certain other legal matters will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. The underwriters are being represented by Cravath, Swaine & Moore LLP, New York, New York. Vinson & Elkins L.L.P. and Cravath, Swaine & Moore LLP will rely upon Commercial Law Group, P.C. as to all matters of Oklahoma law.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Columbia Energy Resources, LLC as of December 31, 2004 and 2003 and for the year ended December 31, 2004 and the four months ended December 31, 2003, incorporated in this prospectus supplement by reference from the current report on Form 8-K of Chesapeake Energy Corporation filed with the SEC on November 1, 2005, have been so incorporated in reliance on the report of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Estimates of the oil and gas reserves of Chesapeake Energy Corporation and related future net cash flows and the present values thereof, included in Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2005, were based in part upon reserve reports prepared by Netherland, Sewell & Associates, Inc., Schlumberger Data and Consulting Services, Lee Keeling and Associates, Inc., Ryder Scott Company, L.P., LaRoche Petroleum Consultants, Ltd., H.J. Gruy and Associates, Inc. and Miller and Lents, Ltd., independent petroleum engineers. We have incorporated these estimates in reliance on the authority of each such firm as experts in such matters.

Prospectus

Chesapeake Energy Corporation

Preferred Stock

Common Stock

We may from time to time offer and sell common stock and preferred stock. The preferred stock may be convertible into or exercisable or exchangeable for our common stock. We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus provides you some of the general terms that may apply to the securities that may be offered. Each time securities are sold, we will provide one or more supplements to this prospectus that will contain additional information about the specific offering and the terms of the securities being offered. The supplements may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any accompanying prospectus supplement before you invest in any of our securities.

Our common stock is listed for trading on the New York Stock Exchange under the symbol “CHK.” Our executive offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is (405) 848-8000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 8, 2005.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You can also find our SEC filings at the SEC’s website at www.sec.gov and on our website at www.chkenergy.com (click on “Investor Relations” and then “SEC Filings”). Information contained on our website is not part of this prospectus. In addition, our reports and other information concerning us can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, where our common stock is listed.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may view a copy of the registration statement at the SEC’s public reference room in Washington, D.C. as well as through the SEC’s website.

The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

•	our current reports on Form 8-K filed on January 3, 2005, January 20, 2005, January 31, 2005, February 2, 2005, February 22, 2005, March 15, 2005, March 24, 2005, April 13, 2005 (four reports of the same date, one such report as amended on April 25, 2005), April 14, 2005 (two reports of the same date), April 19, 2005, April 25, 2005 (two reports of the same date), May 2, 2005, May 23, 2005 (two reports of the same date), June 7, 2005, June 10, 2005, June 13, 2005, June 16, 2005, June 21, 2005 (two reports of the same date), June 23, 2005, June 30, 2005, July 1, 2005 (two reports of the same date), July 8, 2005, July 11, 2005, July 12, 2005, July 19, 2005, July 22, 2005 (such report as amended on July 22, 2005), August 5, 2005 (such report as amended on August 12, 2005), August 11, 2005, August 12, 2005, August 16, 2005 (three reports of the same date, one such report as amended on August 17, 2005), August 17, 2005, August 22, 2005, August 23, 2005, September 7, 2005, September 8, 2005 (two reports of the same date), September 9, 2005 (two reports of the same date), September 15, 2005, September 20, 2005, September 26, 2005, September 28, 2005 (two reports of the same date), September 30, 2005, October 4, 2005, October 7, 2005, October 11, 2005 (such report as amended on October 21, 2005), October 13, 2005, October 21, 2005, November 1, 2005 (two reports of the same date), November 3, 2005, November 4, 2005 (two reports of the same date), November 9, 2005, November 15, 2005 (two reports of the same date), November 18, 2005 and November 21, 2005 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such current report on Form 8-K).

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K) subsequent to the date of this filing and prior to the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to Jennifer M. Grigsby, Secretary, Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, by mail, or if by telephone at (405) 848-8000.

DESCRIPTION OF CHESAPEAKE CAPITAL STOCK

Set forth below is a description of the material terms of our capital stock. However, this description is not complete and is qualified by reference to our certificate of incorporation (including our certificates of designation) and bylaws. Copies of our certificate of incorporation (including our certificates of designation) and bylaws are available from us upon request. These documents have also been filed with the SEC. Please read “Where You Can Find More Information.”

Authorized Capital Stock

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $.01 per share, and 20,000,000 shares of preferred stock, par value $.01 per share, of which 500,000 shares are designated as Series A Junior Participating Preferred Stock, 100,310 shares are designated as 6.00% Cumulative Convertible Preferred Stock, 1,025,946 shares are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2003), 94,810 shares are designated as 4.125% Cumulative Convertible Preferred Stock, 4,600,000 shares are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2005), 3,450,000 shares are designated as 4.50% Cumulative Convertible Preferred Stock and 5,750,000 shares are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2005B).

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for dividends. In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

Holders of our common stock have no preemptive rights and have no rights to convert their common stock into any other securities. All of the outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

As of the date of this prospectus, we have 4,478,934 shares of authorized but unissued preferred stock which are undesignated. Currently 100,310 shares are designated as 6.00% Cumulative Convertible Preferred Stock, all of which are outstanding, 1,025,946 shares are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2003), all of which are outstanding, 94,810 shares are designated as 4.125% Cumulative Convertible Preferred Stock, all of which are outstanding, 4,600,000 shares are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2005), all of which are outstanding, 3,450,000 shares are designated as 4.50% Cumulative Convertible Preferred Stock, all of which are outstanding, and 5,750,000 shares are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2005B), all of which are outstanding. Our board of directors has also authorized the issuance of up to 500,000 shares of Series A Junior Participating Preferred Stock in connection with the adoption of our shareholder rights plan in July 1998. None of these shares are currently outstanding. The Series A Preferred Stock is described below under “—Share Rights Plan.”

Our board of directors has the authority, without further shareholder approval, to issue shares of preferred stock from time to time in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing therefor.

While providing desirable flexibility for possible acquisitions and other corporate purposes, and eliminating delays associated with a shareholder vote on specific issuances, the issuance of preferred stock could adversely affect the voting power of holders of common stock, as well as dividend and liquidation payments on both common and preferred stock. It also could have the effect of delaying, deferring or preventing a change in control.

Anti-Takeover Provisions

Our certificate of incorporation and bylaws and the Oklahoma General Corporation Act include a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include a classified board of directors, authorized blank check preferred stock, restrictions on business combinations and the availability of authorized but unissued common stock.

Classified Board of Directors. Our certificate of incorporation and bylaws contain provisions for a staggered board of directors with only one-third of the board standing for election each year. Directors can only be removed for cause. A staggered board makes it more difficult for shareholders to change the majority of the directors.

Oklahoma Business Combination Statute. Section 1090.3 of the Oklahoma General Corporation Act prevents an “interested shareholder” from engaging in a “business combination” with an Oklahoma corporation for three years following the date the person became an interested shareholder, unless:

•	prior to the date the person became an interested shareholder, the board of directors of the corporation approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;

•	upon consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owns stock having at least 85% of all voting power of the corporation at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or

•	on or subsequent to the date of the transaction in which the person became an interested shareholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of shareholders by the affirmative vote of the holders of two-thirds of all voting power not attributable to shares owned by the interested shareholder.

The statute defines a “business combination” to include:

•	any merger or consolidation involving the corporation and an interested shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested shareholder of 10% or more of the assets of the corporation;

•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested shareholder;

•	any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series or voting power of the corporation owned by the interested shareholder;

•	the receipt by an interested shareholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation; or

•	any share acquisition by the interested shareholder pursuant to Section 1090.1 of the Oklahoma General Corporation Act.

For purposes of Section 1090.3, the term “corporation” also includes the corporation’s majority-owned subsidiaries.

In addition, Section 1090.3 defines an “interested shareholder,” generally, as any person that owns stock having 15% or more of all voting power of the corporation, any person that is an affiliate or associate of the corporation and owned stock having 15% or more of all voting power of the corporation at any time within the three-year period prior to the time of determination of interested shareholder status, and any affiliate or associate of such person.

Stock Purchase Provisions. Our certificate of incorporation includes a provision which requires the affirmative vote of two-thirds of the votes cast by the holders, voting together as a single class, of all then outstanding shares of capital stock, excluding the votes by an interested shareholder, to approve the purchase of any of our capital stock from the interested shareholder at a price in excess of fair market value, unless the purchase is either (1) made on the same terms offered to all holders of the same securities or (2) made on the open market and not the result of a privately negotiated transaction.

Share Rights Plan

The Rights. On July 7, 1998, our board of directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock. The distribution was paid on July 27, 1998 to the shareholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Preferred Stock at a price of $25.00, subject to adjustment.

The following is a summary of these rights. The full description and terms of the rights are set forth in a rights agreement with UMB Bank, N.A., as rights agent. Copies of the rights agreement and the certificate of designation for the Series A Preferred Stock are available free of charge. This summary description of the rights and the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to all the provisions of the rights agreement and the certificate of designation for the Series A Preferred Stock.

Initially, the rights attached to all certificates representing shares of our outstanding common stock, and no separate rights certificates were distributed. The rights will separate from our common stock and the distribution date will occur upon the earlier of:

•	ten days following the date of public announcement that a person or group of persons has become an acquiring person; or

•	ten business days (or a later date set by the board of directors prior to the time a person becomes an acquiring person) following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer upon consummation of which the offeror would, if successful, become an acquiring person.

The earlier of these dates is called the distribution date.

The term “acquiring person” means any person who or which, together with all of its affiliates and associates, is the beneficial owner of 15% or more of our outstanding common stock, but does not include:

•	us or any of our subsidiaries or employee benefit plans;

•	Aubrey K. McClendon, his spouse, lineal descendants and ascendants, heirs, executors or other legal representatives and any trusts established for the benefit of the foregoing or any other person or entity in which the foregoing persons or entities are at the time of determination the direct record and beneficial owners of all outstanding voting securities (each a “McClendon shareholder”);

•	Tom L. Ward, his spouse, lineal descendants and ascendants, heirs, executors or other legal representatives and any trusts established for the benefit of the foregoing, or any other person or entity in which the foregoing persons or entities are at the time of determination the direct record and beneficial owners of all outstanding voting securities (each a “Ward shareholder”);

•	Morgan Guaranty Trust Company of New York, in its capacity as pledgee of shares beneficially owned by a McClendon or Ward shareholder, or both, under any pledge agreement in effect on September 11, 1998, to the extent that upon the exercise by the pledgee of any of its rights or duties as pledgee, other than the exercise of any voting power by the pledgee or the acquisition of ownership by the pledgee, such pledgee becomes a beneficial owner of pledged shares; or

•	any person (other than the pledgee just described) that is neither a McClendon nor Ward shareholder, but who or which is the beneficial owner of common stock beneficially owned by a McClendon or Ward shareholder (a “second tier shareholder”), but only if the shares of common stock otherwise beneficially owned by a second tier shareholder (“second tier holder shares”) do not exceed the sum of (A) the holder’s second tier holder shares held on September 11, 1998 and (B) 1% of the shares of our common stock then outstanding (collectively, “exempt persons”).

The rights agreement provides that, until the distribution date, the rights will be transferred with and only with the common stock. Until the distribution date (or earlier redemption or expiration of the rights), new common stock certificates issued after July 27, 1998, upon transfer or new issuance of common stock, will contain a notation incorporating the rights agreement by reference. Until the distribution date or earlier redemption or expiration of the rights, the surrender for transfer of any certificate for common stock, outstanding as of July 27, 1998, even without a notation or a copy of a summary of the rights being attached, will also constitute the transfer of the rights associated with the common stock represented by the certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the distribution date and these separate rights certificates alone will evidence the rights.

The rights are not exercisable until the distribution date. The rights will expire on July 27, 2008.

The purchase price payable, and the number of one one-thousandths of a share of Series A Preferred Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock;

•	upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Series A Preferred Stock at a price, or securities convertible into Series A Preferred Stock with a conversion price, less than the then current market price of the Series A Preferred Stock; or

•	upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid or dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding rights and the number of one one-thousandths of a share of Series A Preferred Stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in the common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the distribution date.

In the event that following the date of public announcement that a person has become an acquiring person, we are acquired in a merger or other business combination transaction or more than 50% of our consolidated assets or earning power is sold, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise of the right at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right (the “flip-over right”).

In the event that a person, other than an exempt person, becomes an acquiring person, proper provision will be made so that each holder of a right, other than the acquiring person and its affiliates and associates, will thereafter have the right to receive upon exercise that number of shares of common stock, or, if applicable, cash, other equity securities or property of us, having a market value equal to two times the purchase price of the rights (the “flip-in right”). Any rights that are or were at any time owned by an acquiring person will then become void.

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. Upon exercise of the rights, no fractional shares of Series A Preferred Stock will be issued other than fractions which are integral multiples of one one-hundredth of a share of Series A Preferred Stock. Cash will be paid in lieu of fractional shares of Series A Preferred Stock that are not integral multiples of one one-hundredth of a share of Series A Preferred Stock.

At any time prior to the earlier to occur of (1) 5:00 p.m., Oklahoma City, Oklahoma time on the tenth day after the stock acquisition date or (2) the expiration of the rights, we may redeem the rights in whole, but not in part, at a price of $0.01 per right; provided, that (a) if the board of directors authorizes redemption on or after the time a person becomes an acquiring person, then the authorization must be by board approval and (b) the period for redemption may, upon board approval, be extended by amending the rights agreement. Board approval means the approval of a majority of our directors. Immediately upon any redemption of the rights described in this paragraph, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Our board of directors may amend the terms of the rights without the consent of the holders of the rights at any time and from time to time provided that any amendment does not adversely affect the interests of the holders of the rights. In addition, during any time that the rights are subject to redemption, the terms of the rights may be amended by the approval of a majority of the directors, including an amendment that adversely affects the interests of the holders of the rights, without the consent of the holders of rights.

Until a right is exercised, a holder will have no rights as a shareholder, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to us or our shareholders, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Series A Preferred Stock, or other consideration.

The Series A Preferred Stock. Each one-thousandth of a share of the Series A Preferred Stock (a “preferred share fraction”) that may be acquired upon exercise of the rights will be nonredeemable and junior to any other shares of preferred stock that we may issue.

Each preferred share fraction will have a minimum preferential quarterly dividend rate of $0.01 per preferred share fraction but will, in any event, be entitled to a dividend equal to the per share dividend declared on the common stock.

In the event of liquidation, the holder of a preferred share fraction will receive a preferred liquidation payment equal to the greater of $0.01 per preferred share fraction or the per share amount paid in respect of a share of common stock.

Each preferred share fraction will have one vote, voting together with the common stock. The holders of preferred share fractions, voting as a separate class, will be entitled to elect two directors if dividends on the Series A Preferred Stock are in arrears for six fiscal quarters.

In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each preferred share fraction will be entitled to receive the per share amount paid in respect of each share of common stock.

The rights of holders of the Series A Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

Because of the nature of the Series A Preferred Stock’s dividend, liquidation and voting rights, the economic value of one preferred share fraction that may be acquired upon the exercise of each right should approximate the economic value of one share of our common stock.

Shareholder Action

Except as otherwise provided by law or in our certificate of incorporation or bylaws, the approval by holders of a majority of the shares of common stock present in person or represented by proxy at a meeting and entitled to vote is sufficient to authorize, affirm, ratify or consent to a matter voted on by shareholders. Our bylaws provide that all questions submitted to shareholders will be decided by a plurality of the votes cast, unless otherwise required by law, our certificate of incorporation, stock exchange requirements or any certificate of designation. The Oklahoma General Corporation Act requires the approval of the holders of a majority of the outstanding stock entitled to vote for certain extraordinary corporate transactions, such as a merger, sale of substantially all assets, dissolution or amendment of the certificate of incorporation. Our certificate of incorporation provides for a vote of the holders of two-thirds of the issued and outstanding stock having voting power, voting as a single class, to amend, repeal or adopt any provision inconsistent with the provisions of the certificate of incorporation limiting director liability and stock purchases by us, and providing for staggered terms of directors and indemnity for directors. The same vote is also required for shareholders to amend, repeal or adopt any provision of our bylaws.

Under Oklahoma law, shareholders may take actions without the holding of a meeting by written consent or consents signed by the holders of a sufficient number of shares to approve the transaction had all of the outstanding shares of our capital stock entitled to vote thereon been present at a meeting. If shareholder action is taken by written consent, the rules and regulations of the SEC require us to send each shareholder entitled to vote on the matter, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

Transfer Agent and Registrar

UMB Bank, N.A. is the transfer agent and registrar for our common stock, our 6.00% Cumulative Convertible Preferred Stock, our 5.00% Cumulative Convertible Preferred Stock (Series 2003), our

4.125% Cumulative Convertible Preferred Stock, our 5.00% Cumulative Convertible Preferred Stock (Series 2005), our 4.50% Cumulative Convertible Preferred Stock and our 5.00% Cumulative Convertible Preferred Stock (Series 2005B).

USE OF PROCEEDS

We will use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement.

LEGAL MATTERS

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of the preferred stock and the common stock (including any common stock issuable upon the conversion of any preferred stock) offered by this prospectus may be passed upon for us by Commercial Law Group, P.C. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

EXPERTS

The financial statements of Chesapeake Energy Corporation and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the annual report on Form 10-K for the year ended December 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Columbia Energy Resources, LLC as of December 31, 2004 and 2003 and for the year ended December 31, 2004 and the four months ended December 31, 2003, incorporated in this prospectus by reference from the current report on Form 8-K of Chesapeake Energy Corporation filed with the SEC on November 1, 2005, have been so incorporated in reliance on the report of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Estimates of the oil and gas reserves of Chesapeake Energy Corporation and related future net cash flows and the present values thereof, included in Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2004, were based in part upon reserve reports prepared by Netherland, Sewell & Associates, Inc., Lee Keeling and Associates, Inc., Ryder Scott Company, L.P., LaRoche Petroleum Consultants, Ltd., H.J. Gruy and Associates, Inc. and Miller and Lents, Ltd., independent petroleum engineers. Estimates of the oil and gas reserves of Columbia Energy Resources, LLC and related future net cash flows and the present value thereof, included in Chesapeake’s current report on Form 8-K filed with the SEC on November 1, 2005 were based in part upon a reserve report prepared by Schlumberger Data and Consulting Services, independent petroleum engineers. We have incorporated these estimates in reliance on the authority of each such firm as experts in such matters.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

25,000,000 Shares

Chesapeake Energy Corporation

Common Stock

Joint Book-Running Managers

Goldman, Sachs & Co.

Banc of America Securities LLC

Bear, Stearns & Co. Inc.

Lehman Brothers

Raymond James

Senior Co-Managers

Citigroup

Credit Suisse

Deutsche Bank Securities

Morgan Stanley

UBS Investment Bank

Co-Managers

Calyon Securities (USA) Inc.

Gilford Securities Incorporated

Howard Weil Incorporated

Jefferies & Company, Inc.

Johnson Rice & Company L.L.C.

Petrie Parkman & Co.

Pritchard Capital Partners, LLC

Simmons & Company International